United States Securities and Exchange Commission
                         Washington, DC 20549

                             SCHEDULE 13G

              Under the Securities Exchange Act of 1934
                          (Amendment No. 3)

                        Sunderland Corporation
                           (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                              867 281107
                            (CUSIP Number)

                            June 29, 1999
       (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /     /   Rule 13d-1(b)
     / x  /    Rule 13d-1(c)
     /     /   Rule 13d-1(d)

1.        Names of Reporting Persons:       Cassidy & Associates
                                            James M. Cassidy

James M. Cassidy is the sole proprietor of Cassidy & Associates.

2.        Check the appropriate box if a member of a group:

                              (a)    / x   /
                              (b)

3.        SEC use only

4.   Citizenship or place of organization

          Cassidy & Associates               District of Columbia
                                             sole proprietorship
          James M. Cassidy                   Natural person, citizen of
                                             the United States


5 -8.                       Sole         Shared      Sole           Shared
                           Voting       Voting      Dispositive    Dispositive
                            Power        Power       Power          Power

Cassidy & Associates            0                       0
James M. Cassidy                0                       0 (1)

     (1)  Original warrant to purchase shares was retired unexercised.

9&11. Aggregate amount beneficially owned by each reporting person and percent of class.

                                        Aggregate amount
                                        Beneficially          Percent
                                        Owned                 of Class

Cassidy & Associates                       0                      0%
James M. Cassidy                           0                      0%

10.       Check box if aggregate amount in #9 excludes
          certain shares.                                  Not applicable.

12.       Type of reporting Person

Cassidy & Associates               OO (Sole proprietorship)
James M. Cassidy                   IN

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                             Schedule 13G                   Part 2,
                                                            page 1


Item 1(a)      Name of Issuer:             Sunderland Corporation

     (b)       Address of Issuer's Principal Executive Offices:
                                             2901 El Camino Avenue
                                             Las Vegas, Nevada 89102

Item 2(a)      Name of Person Filing:        James M. Cassidy

     (b)       Address of Principal Business or, if none, Residence:

                                             1506 R Street, NW
                                             Washington, DC 20009

     (c)       Citizenship:                       United States

     (d)       Title of Class of Securities:      Common Stock

     (e)       CUSIP Number:                      867 281107

Item 3.        If statement is filed pursuant to Rule 13d-1(b)  or 13d-2(b)
                                                  Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                         0 shares
     (b)       Percent of Class:                                     0%
     (c)       Number of Shares as to which such person has:
        (i)   sole power to vote or to direct the vote               0
        (ii)  shares power to vote or to direct the vote             0
        (iii) sole power to dispose or to direct the
                    disposition of                                   0
        (iv) shared power to dispose or to direct the
               disposition of                                        0

Item 5. Ownership of Five Percent or Less of a Class                 X

Item 6.  Ownership of More than Five Percent
                on Behalf of Another Person:                  Not applicable

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security being Reported on
        By the Parent                                         Not applicable

Item 8. Identification and Classification of Members of the Group

        The group consisted of James M. Cassidy, a natural person, and Cassidy & Associates, a District of Columbia law firm of which James M. Cassidy is the sole proprietor.

Item 9. Notice of Dissolution of Group:               The group no longer
                                                    exists as no securities
                                                    of the issuer are owned.

Item 10.  Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   /s/ James M. Cassidy
                                   James M. Cassidy
                                   September 20, 1999
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                             Schedule 13G                   Part 2,
                                                            page 3


Item 1(a)      Name of Issuer:             Sunderland Corporation

     (b)       Address of Issuer's Principal Executive Offices:
                                             2901 El Camino Avenue
                                             Las Vegas, Nevada 89102

Item 2(a)      Name of Person Filing:      Cassidy & Associates,
                                           a sole proprietorship of
                                           James M. Cassidy
                                           who has sole voting control.

     (b)       Address of Principal Business or, if none, Residence:

                                           1504 R Street, NW
                                           Washington, DC 20009

     (c)       Citizenship:                District of Columbia
                                              Sole proprietorship

     (d)       Title of Class of Securities:   Common Stock

     (e)       CUSIP Number:                      867 281107

Item 3.        If statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
                                                  Not applicable

Item 4.        Ownership

     (a)       Amount beneficially owned:                        0 shares(1)
     (b)       Percent of Class:                                 0%

     (c)       Number of Shares as to which such person has:
             (i) sole power to vote or to direct the vote         0
            (ii) shared power to vote or to direct the vote       0
           (iii) sole power to dispose or to direct the
                     disposition of                               0
            (iv) shared power to dispose or to direct the
                 disposition of                                   0

Item 5. Ownership of Five Percent or Less of a Class              X

Item 6. Ownership of More than Five Percent
        on Behalf of Another Person:                           Not applicable

Item 7. Identification and Classification of the Subsidiary
        Which Acquired the Security being Reported on
        By the Parent                                          Not applicable

Item 8. Identification and Classification of Members of the
         Group

         The group consisted of James M. Cassidy, a natural person, and Cassidy & Associates, a District of Columbia law firm of which James M. Cassidy is the sole proprietor.

Item 9.  Notice of Dissolution of Group:         The group no longer exists
                                                 as no securities of the
                                                 issuer are owned.

Item 10.       Certification:

        By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   CASSIDY & ASSOCIATES

                                   By /s/ James M. Cassidy
                                   James M. Cassidy
September 20, 1999